UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

         --------------------------------------------------------------

                            VERTEX INTERACTIVE, INC.
                                (Name of Issuer)

                          Common Stock, $.005 Par Value
                         (Title of Class of Securities)

                                    925322109
                                 (CUSIP Number)
          -------------------------------------------------------------

                               Wayne L. Clevenger
                            MidMark Capital II, L.P.
                               177 Madison Avenue
                          Morristown, New Jersey 07960
                                 (973) 971-9960
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
         ---------------------------------------------------------------

                               September 21, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d.7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 925322109
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MidMark Capital II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     156,160,525
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            156,160,525
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      156,160,525(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      56.4%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Represents MidMark Capital II, L.P.'s ownership of: (a) 240,000 shares of Common Stock, par value $.005 per share ("Common Stock"), (b) 14,907,407 shares of Common Stock (the "Series C-1 Conversion Shares") issuable, at the lower of a fixed price or market price, upon the conversion of Series C-1 Convertible Preferred Stock, par value $0.01 per share, and (c) 141,013,118 shares of Common Stock (the "Series D Conversion Shares") issuable, at the lower of a fixed price or market price, upon the conversion of Series D Convertible Preferred Stock, par value $0.01 per share. Shares of Series C-1 Convertible Preferred Stock and shares of Series D Convertible Preferred Stock are immediately convertible, provided that the issuer has sufficient number of authorized and unissued shares of Common Stock to effect the conversion. The number of underlying shares of Common Stock provided in (b) and (c) above is on an as converted basis on 9/21/04 ($0.09 * 60% = $0.054), the effective date of the transactions giving rise to this filing.

CUSIP NO. 925322109
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MidMark Capital, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     6,857,960
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            6,857,960
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,557,960(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Represents MidMark Capital, L.P.'s ownership of: (a) 5,928,330 shares of Common Stock, (b) 629,630 Series C-1 Conversion Shares and (c) 300,000 options to purchase 300,000 shares of Common Stock at $3.85 per share (the "Stock Options") which Stock Options expire on January 3, 2005. The number of underlying shares of Common Stock provided in (b) above is on an as converted basis, at the lower of fixed or market price, on 9/21/04 ($0.09
      * 60% = $0.054).

CUSIP NO. 925322109
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Wayne L. Clevenger
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     925,926
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            925,926
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      925,926(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Represents Series C-1 Conversion Shares based on an as converted basis, at the lower of fixed or market price, on 9/21/04 ($0.09 * 60% = $0.054).

CUSIP NO. 925322109
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      O'Brien Limited Partnership(1)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New Jersey
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     925,926
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            925,926
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      925,926(2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) O'Brien Limited Partnership is a family partnership of and controlled by Denis Newman, the General Partner thereof. Denis Newman disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 13(d) or Section 16 of the Act or for any other purposes.

(2) Represents Series C-1 Conversion Shares on an as converted basis, at the lower of fixed or market price, on 9/21/04 ($0.09 * 60% = $0.054).

CUSIP NO. 925322109
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Joseph R. Robinson
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     925,926
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            925,926
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      925,926(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Represents Series C-1 Conversion Shares based on an as converted basis, at the lower of fixed or market price, on 9/21/04 ($0.09 * 60% = $0.054).

CUSIP NO. 925322109
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Matthew W. Finlay(1)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        148,148
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     148,148
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      148,148(2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1)   These securities are jointly owned by Matthew W. Finlay and his spouse.

(2) Represents Series C-1 Conversion Shares based on an as converted basis, at the lower of fixed or market price, on 9/21/04 ($0.09 * 60% = $0.054).

                             INTRODUCTORY STATEMENT

            This statement on Schedule 13D (the "Statement") constitutes the initial joint filing by MidMark Capital II, L.P., a Delaware limited partnership ("Midmark II"), MidMark Capital, L.P., a Delaware limited partnership ("MidMark I"), Wayne L. Clevenger ("Clevenger"), O'Brien Limited Partnership, a New Jersey limited partnership ("O'Brien L.P."), Joseph R. Robinson ("Robinson") and Matthew W. Finlay ("Finlay") with respect to the ownership of shares of Common Stock, par value $.005 per share, of Vertex Interactive, Inc., a New Jersey corporation (the "Corporation").

Item 1. Security and Issuer

            The securities to which this statement relates are shares of the common stock, par value $.005 per share (the "Common Stock"), of the Corporation. The principal executive offices of the Corporation are located at 3619 Kennedy Road, South Plainfield, New Jersey 07090.

Item 2. Identity and Background

            This Statement is being filed jointly by MidMark II, MidMark I, Clevenger, O'Brien L.P., Robinson and Finlay (collectively, the "Reporting Persons").

            MidMark II

            MidMark II is a small business investment company organized as a limited partnership under the laws of the state of Delaware. Its principal executive offices are located at 177 Madison Avenue, Morristown, New Jersey 07960. Information regarding the partners and/or control persons of MidMark II is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference.

            During the last five years, MidMark II or, to the best knowledge of MidMark II, any person named in Schedule I, has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            MidMark I

            MidMark I is a small business investment company organized as a limited partnership under the laws of the state of Delaware. Its principal executive offices are located at 177 Madison Avenue, Morristown, New Jersey 07960. Information regarding the partners and/or control persons of MidMark I is set forth on Schedule II attached hereto, which Schedule is hereby incorporated by reference.

            During the last five years, MidMark I or, to the best knowledge of MidMark I, any person named in Schedule II, has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            Wayne L. Clevenger

            Clevenger is a natural person with a business address at 177 Madison Avenue, Morristown, New Jersey 07960. Clevenger is a Managing Member and Vice President of MidMark Associates II, LLC ("MMAII"), which is the general partner of MidMark II, and is a Managing Director and Secretary of MidMark Associates, Inc. ("MMAI"), which is the general partner of MidMark I. Clevenger is a United States citizen.

            During the last five years, Clevenger has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            O'Brien Limited Partnership

            O'Brien L.P. is a limited partnership organized under the laws of the state of New Jersey. O'Brien L.P. is a family partnership of and controlled by Denis Newman ("Newman"), the General Partner thereof. Its principal executive offices are located at c/o Denis Newman, MidMark Capital, L.P., 177 Madison Avenue, Morristown, New Jersey 07960. Denis Newman is a Managing Member and President of MMAII and Managing Director and President of MMAI.

            During the last five years, neither O'Brien L.P. or Newman has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            Joseph R. Robinson

            Robinson is a natural person with a business address at 177 Madison Avenue, Morristown, New Jersey 07960. Robinson is a Managing Member, Secretary and Treasurer of MMAII and Managing Director and Treasurer of MMAI. Robinson is a United States citizen.

            During the last five years, Robinson has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            Matthew W. Finlay

            Finlay is a natural person with a business address at 177 Madison Avenue, Morristown, New Jersey 07960. Finlay is a Vice President of MMAII and MMAI. Finlay is a United States citizen.

            During the last five years, Finlay has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

            The 18,462,963 Series C-1 Conversion Shares beneficially owned, in the aggregate, by MidMark II, MidMark I, Clevenger, O'Brien L.P., Robinson and Finlay, and the 141,013,118 Series D Conversion Shares beneficially owned by MidMark II, were acquired pursuant to an Investment Restructuring Agreement (the "Restructuring Agreement") dated June 4, 2004 among MidMark I, MidMark II, the Corporation, XeQute Solutions, P.L.C., a company incorporated in England and Wales ("XQPLC") and a subsidiary of the Corporation, XeQute Solutions, Inc., a Delaware corporation ("XQSI") and a subsidiary of the Corporation and the existing holders of the Series C Convertible Preferred Shares of the Corporation, (the "Series C Investors"). The Restructuring Agreement is attached as Exhibit I and is hereby incorporated by reference.

            The Series C-1 Conversion Shares were issued to each of MidMark I, MidMark II, Clevenger, O'Brien L.P., Robinson and Finlay on a one-for-one basis in exchange for their respective shares of then outstanding Series C Convertible Preferred Stock.

            The Series D Conversion Shares were issued to MidMark II in consideration of MidMark II's contribution to the Corporation of indebtedness owed by each of the Corporation, XQPLC and XQSI to MidMark II. Such indebtedness was, as of the date of the Restructuring Agreement, as follows:

            (a) The principal amount of $4,871,257 together with interest thereon through September 21, 2004 in the amount of $1,143,686.29 owed by the Corporation to MidMark II ("Midmark II/Vertex Debt");

            (b) The principal amount of $250,000 together with interest thereon through September 21, 2004 in the amount of $10,000 owed by XQPLC to MidMark II ("MidMark II/XQPLC Debt");

            (c) The principal amount of $1,125,000 together with interest thereon through September 21, 2004 in the amount of $217,165.09 owed by XQSI to MidMark II ("MidMark II/XQSI Debt").

            The 7,615 Series D Conversion Shares issued to MidMark II is equal to the total amount of (i) the sum of the MidMark II/Vertex Debt
($6,014,943.29), the MidMark II/XQPLC Debt ($260,000) less $2,400 (based upon an exercise price of $.01 per share) and the MidMark II/XQSI Debt ($1,342,165.09)
(ii) divided by 1000.

            The Stock Options were assigned to MidMark I by Clevenger, Newman and Robinson on May 26, 2000.

Item 4. Purpose of Transaction.

            The acquisition of the Series D Conversion Shares and the Series C-1 Conversion Shares by the Reporting Persons was made for the purpose of restructuring the debt of the Corporation pursuant to the Restructuring Agreement. In order to induce the certain new investors to lend additional funds to the Corporation, the Corporation and the Reporting Persons agreed to restructure the Reporting Persons' investments therein. As a condition to the effectiveness of the Restructuring Agreement, the Corporation and the Reporting Persons entered into (i) a Registration Rights Agreement, in the form attached as Exhibit 1A to the Restructuring Agreement and (ii) an Agreement Regarding Antidilution Rights, in the form attached as Exhibit 1B to the Restructuring Agreement.

Item 5. Interest in Securities of the Issuer

            MidMark II

            (a) MidMark II beneficially owns 240,000 shares of Common Stock, 14,907,407 Series C-1 Conversion Shares and 141,013,118 Series D Conversion Shares, constituting, in the aggregate, 56.4% of the Common Stock of the Corporation on an as converted basis, at the lower of fixed or market price, on 9/21/04 ($0.09 * 60% = $0.054).

            (b) MidMark II has the sole power to vote, direct the voting of, dispose of and direct the disposition of 141,013,118, 14,907,407 and 240,000 Series D Conversion Shares, Series C-1 Conversion Shares and shares of Common Stock, respectively.

            (c) Except as described in this Item 5, neither MidMark II nor, to the best knowledge of MidMark II, any of the persons referred to in
      Schedule I attached hereto, has effected any transactions in the Common Stock during the past 60 days.

            (d) MidMark II has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock, Series D Conversion Shares and Series C-1 Conversion Shares owned by it.

            (e) Not applicable.

            MidMark I

            (a) MidMark I beneficially owns 5,928,330 shares of Common Stock, 629,630 Series C-1 Conversion Shares and 300,000 Stock Options, constituting, in the aggregate, 2.5% of the Common Stock of the Corporation on an as converted basis, at the lower of fixed or market price, on 9/21/04 ($0.09 * 60% = $0.054).

            (b) MidMark I has the sole power to vote, direct the voting of, dispose of and direct the disposition of 629,630 and 5,928,330 shares of the Series C-1 Conversion Shares and Common Stock, respectively.

            (c) Except as described in this Item 5, neither MidMark I nor, to the best knowledge of MidMark I, any of the persons referred to in
      Schedule II attached hereto, has effected any transactions in the Common Stock during the past 60 days.

            (d) MidMark I has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock and Series C-1 Conversion Shares owned by it.

            (e) Not applicable.

            Wayne L. Clevenger

            (a) Clevenger beneficially owns 925,926 Series C-1 Conversion Shares, constituting, in the aggregate, .3% of the Common Stock of the Corporation on an as converted basis, at the lower of fixed or market price, on 9/21/04 ($0.09 * 60% = $0.054).

            (b) Clevenger has the sole power to vote, direct the voting of, dispose of and direct the disposition of 925,926 Series C-1 Conversion Shares.

            (c) Except as described in this Item 5, Clevenger has not effected any transactions in the Common Stock during the past 60 days.

            (d) Clevenger has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock and Series C-1 Conversion Shares owned by him.

            (e) Not applicable.

            O'Brien Limited Partnership

            (a) O'Brien L.P. beneficially owns 925,926 Series C-1 Conversion Shares, constituting, in the aggregate, .3% of the Common Stock of the Corporation on an as converted basis, at the lower of fixed or market price, on 9/21/04 ($0.09 * 60% = $0.054).

            (b) O'Brien L.P. has the sole power to vote, direct the voting of, dispose of and direct the disposition of 925,926 Series C-1 Conversion Shares. (c) Except as described in this Item 5, O'Brien L.P. has not effected any transactions in the Common Stock during the past 60 days.

            (d) O'Brien L.P. has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series C-1 Conversion Shares owned by it.

            (e) Not applicable.

            Joseph R. Robinson

            (a) Robinson beneficially owns 925,926 Series C-1 Conversion Shares, constituting, in the aggregate, .3% of the Common Stock of the Corporation on an as converted basis, at the lower of fixed or market price, on 9/21/04 ($0.09 * 60% = $0.054).

            (b) Robinson has the sole power to vote, direct the voting of, dispose of and direct the disposition of 925,926 of the Series C-1 Conversion Shares.

            (c) Except as described in this Item 5, Robinson has not effected any transactions in the Common Stock during the past 60 days.

            (d) Robinson has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series C-1 Conversion Shares owned by him.

            (e) Not applicable.

            Matthew W. Finlay

            (a) Finlay beneficially owns 148,148 Series C-1 Conversion Shares, constituting, in the aggregate, .1% of the Common Stock of the Corporation on an as converted basis, at the lower of fixed or market price, on 9/21/04 ($0.09 * 60% = $0.054).

            (b) Finlay has the shared power to vote, direct the voting of, dispose of and direct the disposition of 148,148 Series C-1 Conversion Shares.

            (c) Except as described in this Item 5, Finlay has not effected any transactions in the Common Stock during the past 60 days.

            (d) Finlay has the shared right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series C-1 Conversion Shares owned by him.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            Except as described herein, none of the Reporting Persons or any other person referred to in Schedule I or Schedule II attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Corporation, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of profits.

Item 7. Materials to be Filed as Exhibits

      Exhibit A -       Investment Restructuring Agreement dated June 4, 2004
                        among MidMark I, MidMark II, the Corporation, XQPLC,
                        XQSI and the Series C Investors (together with the
                        Exhibits thereto).

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                        MIDMARK CAPITAL II, L.P.

Dated: November 18, 2004                By /s/ Wayne L. Clevenger
                                           -------------------------------------


                                        MIDMARK CAPITAL, L.P.

Dated: November 18, 2004                By /s/ Wayne L. Clevenger
                                           -------------------------------------

Dated: November 18, 2004                /s/ Wayne L. Clevenger
                                        ----------------------------------------
                                        Wayne L. Clevenger


                                        O'BRIEN LIMITED PARTNERSHIP
                                        By Denis Newman, General Partner

Dated: November 18, 2004                By /s/ Denis Newman
                                           -------------------------------------
                                           Denis Newman, General Partner

Dated: November 18, 2004                /s/ Joseph R. Robinson
                                        ----------------------------------------
                                        Joseph R. Robinson

Dated: November 24, 2004                /s/ Matthew W. Finlay
                                        ----------------------------------------
                                        Matthew W. Finlay

                                   SCHEDULE I

                          PARTNERS AND CONTROL PERSONS

      The partners of MidMark Capital II, L.P. are MidMark Equity Partners II, L.P. and MidMark Associates II, LLC ("MMAII"), which is the general partner. The members and officers of MMAII are as follows:

Name                                    Title
----                                    -----

Denis Newman                            Managing Member and President
Wayne L. Clevenger                      Managing Member and Vice President
Joseph R. Robinson                      Managing Member, Secretary and Treasurer
Matthew W. Finlay                       Vice President
Douglas A. Parker                       Member
Larry A. Colangelo                      Member

                                   SCHEDULE II

                          PARTNERS AND CONTROL PERSONS

      The partners of MidMark Capital, L.P. are MidMark Equity Partners, L.P. and MidMark Associates, Inc. ("MMAI"), which is the general partner. The members and officers of MMAI are as follows:

Name                                    Title
----                                    -----

Denis Newman                            Managing Director and President
Joseph R. Robinson                      Managing Director and Treasurer
Wayne L. Clevenger                      Managing Director and Secretary
Matthew W. Finlay                       Vice President

                                INDEX TO EXHIBITS

      Exhibit A -       Investment Restructuring Agreement dated June 4, 2004
                        among MidMark I, MidMark II, the Corporation, XQPLC,
                        XQSI and the Series C Investors (together with the
                        Exhibits thereto).

                                                                       EXHIBIT A

      Pursuant to Rule 13d-1(k) (1) (iii) promulgated by the Securities and Exchange Commission, the undersigned agree that the statement to which this
Exhibit is attached is filed on their behalf in the capacities set out hereinbelow.


                                        MIDMARK CAPITAL II, L.P.

Dated: November 18, 2004                By /s/ Wayne L. Clevenger
                                           -------------------------------------


                                        MIDMARK CAPITAL, L.P.

Dated: November 18, 2004                By /s/ Wayne L. Clevenger
                                           -------------------------------------

Dated: November 18, 2004                /s/ Wayne L. Clevenger
                                        ----------------------------------------
                                        Wayne L. Clevenger


                                        O'BRIEN LIMITED PARTNERSHIP
                                        By Denis Newman, General Partner

Dated: November 18, 2004                By /s/ Denis Newman
                                           -------------------------------------
                                           Denis Newman, General Partner

Dated: November 18, 2004                /s/ Joseph R. Robinson
                                        ----------------------------------------
                                        Joseph R. Robinson

Dated: November 24, 2004                /s/ Matthew W. Finlay
                                        ----------------------------------------
                                        Matthew W. Finlay